Exhibit 99.1

BitFuFu Announces April 2026 Bitcoin Production and Operational Updates

SINGAPORE, May 14, 2026 (GLOBE NEWSWIRE) — BitFuFu Inc. (“BitFuFu” or the “Company”) (NASDAQ: FUFU), a world-leading Bitcoin miner and mining services innovator, today announced its unaudited Bitcoin production and operational metrics for April 2026.

“April presented us with two distinct headwinds: an unexpected power outage at our Ethiopia facility and a deliberate recalibration of our third-party hashrate procurement, which weighed on our monthly production figures,” said Leo Lu, Chairman and CEO of BitFuFu. “Importantly, this reflects disciplined decision-making, not structural weakness. Our self-owned hashrate held steady at 3.3 EH/s, and our average cash-based self-mining cost per BTC in April was approximately $59,000.

“On procurement, we chose not to renew certain third-party contracts where economics would have pressured margins given April's Bitcoin price environment. Preserving profitability is a strategic priority, and we will not pursue hashrate growth at the expense of unit economics.

“Our Ethiopia facility has been operating under improved power conditions since May 2, and as market conditions improve, we believe we are well-positioned to scale our managed hashrate as opportunities meet our return thresholds. Notably, while some miners have sold down, or in certain cases exited, their Bitcoin holdings in recent months, we continued to add to our Bitcoin holdings, which increased to 1,812 BTC during the month, reflecting our continued conviction in Bitcoin as a long-term store of value. We enter May with operational clarity, a stronger balance sheet, and the flexibility to accelerate growth when the risk-reward warrants it.”

April 2026 Highlights (as of April 30, 2026)

	April 2026	March 2026
Bitcoin Held	1,812 BTC	1,794 BTC
Bitcoin Production	145 BTC	214 BTC
Daily Bitcoin Production	4.8 BTC	6.9 BTC
Self-Mining Production	32 BTC	43 BTC
Cloud Mining Production	113 BTC	171 BTC
Hashrate	22.4 EH/s	25.9 EH/s
Self-Owned Hashrate	3.3 EH/s	3.3 EH/s
Hashrate from Third-Party Suppliers and Hosting Customers	19.1 EH/s	22.6 EH/s
Average Fleet Efficiency	18.1 J/TH	17.7 J/TH
Power Capacity	404 MW	457 MW

BitFuFu Announces April 2026 Bitcoin Production and Operational Updates

Bitcoin Holdings and Production:

●	Bitcoin Held: 1,812 BTC[1], an increase of 18 BTC from March 31, 2026.

●	Bitcoin Production: 145 BTC (including 113 BTC from cloud mining and 32 BTC from self-mining). The month-over-month decline in BTC production was primarily driven by (1) a power outage at the Ethiopia facility that reduced managed hashrate uptime and (2) lower third-party hashrate procurement following contract expirations, as the Company adjusted purchasing levels in response to April Bitcoin price conditions to preserve profitability.

Hashrate Overview:

●	Total Hashrate Under Management: 22.4 EH/s, a month-over-month decrease of 13.5%.

o	Self-Owned Hashrate[2]: 3.3 EH/s.

o	Hashrate from Third-Party Suppliers and Hosting Customers[2]: 19.1 EH/s.

●	Average Fleet Efficiency: 18.1 J/TH

Power and Infrastructure:

●	Total Power Capacity Under Management: 404 MW, a month-over-month decrease of 11.6%.

About BitFuFu Inc.

BitFuFu Inc. is a world-leading Bitcoin miner and mining services innovator. BitFuFu is committed to empowering the global Bitcoin network through its industry-leading cloud mining platform, rapidly scaling infrastructure, and innovative mining services.

For more information, visit ir.bitfufu.com or follow BitFuFu on X @BitFuFuOfficial.

[1]	Includes 238 BTC pledged for loans and miner procurement payables and excludes BTC produced by cloud mining customers.
[2]	Hashrate may be used for both self-mining and cloud mining.

BitFuFu Announces April 2026 Bitcoin Production and Operational Updates

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. These statements are based on various assumptions, whether or not identified in this press release, and on the current expectations of BitFuFu’s management and are not predictions of actual performance. These statements involve risks, uncertainties and other factors that may cause BitFuFu’s actual results, levels of activity, performance, or achievements to be materially different from those expressed or implied by these forward-looking statements. Although the Company believes that it has a reasonable basis for each forward-looking statement contained in this press release, the Company cautions you that these statements are based on a combination of facts and factors currently known and projections of the future, which are inherently uncertain. All information provided in this press release is as of the date of this press release and the Company does not undertake any duty to update such information, except as required under applicable law.

Investor Contact:

BitFuFu Investor Relations

ir@bitfufu.com

Charley Brady

Vice President, Investor Relations:

charley.b@bitfufu.com

Media Contact:

BitFuFu Media Relations

pr@bitfufu.com

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